

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2025

Gregg D. Adzema
Chief Financial Officer
Cousins Properties Inc.
3344 Peachtree Road NE, Suite 1800
Atlanta, GA 30326

> **Re: Cousins Properties Inc.**
> **Form 10-K for the fiscal year ended December 31, 2024**
> **File No. 001-11312**

Dear Gregg D. Adzema:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Sincerely,

     Division of Corporation Finance
     Office of Real Estate & Construction